SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                     800013
                                 (CUSIP Number)

                              William R. Sanderson
                               225 N. 13th Avenue
                            Laurel, Mississippi 39440
                                 (601) 649-4030
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  May 13, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 800013

1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  William R. Sanderson

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a)
                  (b)

3)       SEC USE ONLY


4)       SOURCE OF FUNDS (See Instructions)

                  Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States


                                    (7)     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                266,225  shares of  Common  Stock,
                                            $1.00  par value per share  (Common
                                            Stock)
OWNED BY
EACH                                (8)     SHARED VOTING POWER
REPORTING
PERSON                                      2,550,276 shares of Common Stock
WITH
                                    (9)     SOLE DISPOSITIVE POWER

                                            256,969 shares of Common Stock

                                    (10)    SHARED DISPOSITIVE POWER

                                            2,550,276 shares of Common Stock

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,836,836 shares of Common Stock

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)



13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.43%

14)      TYPE OF REPORTING PERSON (See Instructions)

                  IN

                                  SCHEDULE 13D

Preliminary Statement

         The Reporting Person files this Schedule 13D to report the developments set forth in Items 5 and 6, and to update the number of shares previously reported on Schedule 13D as beneficially owned by the Reporting Person.

         ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the Common Stock), of Sanderson Farms, Inc. a Mississippi corporation (the Company), whose principal executive offices are located at 225 N. 13th Avenue, Laurel, Mississippi 39440.

         ITEM 2.  Identity and Background.

         (a)      This statement is filed on behalf of William R. Sanderson.

         (b) Mr. Sanderson's address is 225 N. 13th Avenue, Laurel, Mississippi 39440.

         (c) Mr. Sanderson is the Director of Marketing for the Company and is a member of the Board of Directors of the Company.

         (d) During the last five years, Mr. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Sanderson is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

ITEM 4.  Purpose of Transaction.

     On January 21, 1998, Mr. Sanderson was qualified as a co-executor of his father's estate (the Estate) and therefore was deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of those shares of Common Stock. On May 13, 2002, the Executors of the Estate distributed a total of 400,000 shares of Common Stock to the children of Joe Frank Sanderson, deceased, who are the primary beneficiaries under the will of Joe Frank Sanderson, deceased, as reported in Item. 5.

     Mr. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions, exept as set forth below in the last paragraph of Item 4:

         The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock held by the Estate to the heirs and legatees under the decedent's last will (which heirs and legatees are primarily the decedent's four children who include Mr. Sanderson and Joe F. Sanderson, Jr., the co-executors of the Estate) and other than sales from time to time to the extent required to pay obligations of the Estate, including the existing bank loan described in Item 6;

         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         any   change in the present board of directors or management of the
         Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         any material change in the present capitalization or dividend policy of the Company;

         any other material change in the Company's business or corporate structure;

         changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         any action similar to any of those enumerated above.

     Mr. Sanderson is a director of the Company, as well as a co-executor of the Estate of Joe Frank Sanderson, and, as such, participates in deliberations of the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time; and in keeping with his fiduciary duty as a co-executor of the Estate, makes proposals or recommendations to the Board of Directors and Executive Committee that could include actions such as the foregoing from time to time.


         ITEM 5.  Interest in Securities of the Issuer.

     (a) Mr. Sanderson is the beneficial owner of 2,836,836 shares of Common Stock, representing approximately 21.43% of the shares of Common Stock of the Company believed to be outstanding.

     (b) Of the 2,836,836 shares of Common Stock reported herein as beneficially owned by Mr. Sanderson, he is the record owner of 228,835 shares and, as such, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares. The amount reported in Amendment 2 to Schedule 13D filed for January 3, 2002 as being directly owned by Mr. Sanderson was 128,835. The difference is the result of the of record distribution on May 13, 2002 by the Estate of Joe Frank Sanderson, deceased, of 100,000 shares of common stock to Mr. Sanderson pursuant to the will of Joe Frank Sanderson, deceased. Mr. Sanderson is one of four children of Joe Frank Sanderson, deceased, and the children are the four primary beneficiaries of the Estate.

     Mr. Sanderson is the beneficial owner of 9,256 shares allocated to his account in the Companys Employee Stock Option Plan (ESOP) and has the sole power to vote or to direct the vote of these shares. The trustees of the ESOP share the power to dispose or to direct the disposition of these 9,256 shares.

     Mr. Sanderson may be deemed to be the beneficial owner of 2,399,672 shares as the co-executor of the Estate and, as such, shares with Joe F. Sanderson, Jr., as co-executors, the power to vote or to direct the vote and to dispose or to direct the disposition of these 2,399,672 shares. The amount reported in Amendment No. 2 as owned by the Estate was 2,854,672. On May 13, 2002, the Estate distributed a total of 400,000 shares of Common Stock to the four primary beneficiaries of the Estate, who are the children of Joe Frank Sanderson, deceased, pursuant to the will of Joe Frank Sanderson, deceased. The Estate also sold a total of 55,000 shares of Common Stock in open market transactions from time to time since Amendment No.2 to Schedule 13 D as follows: 10,000 shares at $25.405 per share on March 4, 2002; 20,000 shares at $25.4128 per share on March 5, 2002; 4,000 shares at $27.55 per share on April 4, 2002; 6,000 shares at $26.75 per share on April 5, 2002; 10,000 shares at $26.8045 per share on April 8, 2002; and 5,000 shares at $26.75 per share on April 9, 2002.


     Mr. Sanderson may be deemed to be the beneficial owner of 8,460 shares which are owned of record by his wife, and she has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 8,460 shares.

     Mr. Sanderson may be deemed to be the beneficial owner of 28,134 shares that he owns as custodian for his minor children, and he has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 28,134 shares.

     Mr. Sanderson may be deemed to be the beneficial owner of 150,604 shares owned of record by a charitable private foundation (the Foundation) established by his father for which Mr. Sanderson serves as a director and, as such, shares with the other directors the power to vote or to direct the vote and to dispose or to direct the disposition of these 150,604 shares.

     Of the 2,836,836 shares reported herein as beneficially owned by Mr. Sanderson, 11,875 represent options to purchase shares of Common Stock that Mr. Sanderson owns pursuant to the Company's stock option plan. These options are currently exercisable at a price that is lower than the market price of the underlying shares. The number of options reported in Amendment 2 to Schedule 13D filed by Mr. Sanderson for January 3, 2002 was 18,750. Since that time, Mr. Sanderson exercised 7,500 options to purchase shares at $10.8785 per share on March 7, 2002, and sold those shares at $22.62 per share on March 7, 2002. Mr. Sanderson exercised another 7,500 options to purchase shares at $15.00 on April 2, 2002, and sold those shares at $26.64 on April 2, 2002. In addition, 1,850 options to purchase shares at $11.10 vested on April 26, 2002, 1,850 options to purchse shares at $7.188 vested on May 1, 2002 and 625 options to purchase shares at $13.00 vested on April 23, 2002. The 11.875 options to purchase also includes 3,750 rights granted under a Phantom Stock Option Agreement between Mr. Sanderson and the Company.

     Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of the 2,399,672 shares owned of record by the Estate, the 8,460 shares owned of record by his wife, the 28,134 shares that he owns as custodian for his minor children and the 150,604 shares owned by the Foundation.

     The business address of Joe F. Sanderson, Jr., co-executor of the Esate of Joe Frank Sanderson, deceased, is 225 N. 13th Avenue, Laurel, Mississippi 39440. He is the President and Chief Executive Officer of the Company and the Chairman of the Board of Directors of the Company. During the last five years, Joe F. Sanderson, Jr. has not been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Joe F. Sanderson, Jr. is a citizen of the United States.

     (c) During the past sixty days, Mr. Sanderson has not effected any transactions involving the Common Stock of the Company, other than those described in Item 5(b).


     (d) The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,399,672 shares owned of record by the Estate and reported herein as beneficially owned by Mr.
Sanderson, and this interest relates to more than 5% of the class of Common Stock outstanding. Mr. Sandersons wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,460 shares owned of record by her and reported herein as beneficially owned by Mr. Sanderson, and this interest does not relate to more than 5% of the class of Common Stock outstanding. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 150,604 shares owned of record by it and reported herein as beneficially owned by Mr. Sanderson, and this interest does not relate to more than 5% of the class of Common Stock outstanding. Pursuant to Rule 13d-4, Mr. Sanderson disclaims the beneficial ownership of the shares described in this Item 5(d).

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to a Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association (the Lender) and the Co-executors of the Estate, solely in their capacities as co-executors, the Estate pledged 3,085,000 of its shares of Common Stock to secure its obligations under the Loan Agreement dated as of March 31, 1999 between the Lender and the Co-executors, solely in their capacities as co-executors. The Loan Agreement pertains to borrowings of $13,500,000, the proceeds of which were used primarily to pay estate taxes.

     On March 6, 2000, the Lender notified the Estate that it was in default under the Loan Agreement because the decline in market value of the Common Stock pledged as collateral for the Loan Agreement had caused the Estate to have insufficient collateral for the loan. Copies of the Loan Agreement and the related Pledge Agreement were filed as exhibits to the Schedule 13D filed by the Reporting Person on December 16, 1999 and are incorporated herein by reference. On March 21, 2000, the Estate paid in full all obligations under the Loan Agreement, using the funds made available under the Credit Agreement described in the following paragraph.

     On March 21, 2000, the Estate borrowed $13,500,000 from Harris Trust and Savings Bank and SunTrust Bank under a Credit Agreement of that date. The entire proceeds were used to pay off the Estate's loan from Bank of America National Trust and Savings Association. The loan under the Credit Agreement is secured by the Estate's pledge of all the shares of Common Stock of the Company owned by the Estate. The new loan requires that the ratio of the principal amount of the loan, divided by the market value of the pledged Common Stock, not exceed 60%. In making this calculation, the value of the pledged Common Stock is its market value, except that if the market value is less than $5.00 per share the Common Stock is deemed to have no collateral value. In addition, in making this calculation the principal amount of the loan is reduced by any cash collateral held by the banks, and also by the principal amount of any guaranty of the loan that the Company may decide to provide to the banks. The Bank of America loan did not make provision for a guaranty by the Company. If a guaranty is provided by the Company, it will be released at the request of the Estate or the Company if, on the last day of any calendar quarter, the abovementioned ratio is 50% or less. The Estate has agreed to indemnify the Company against any loss from any such guaranty. Upon payment in full of the banks, the Company would succeed to the banks position as pledgee of the Common Stock, and the shares would secure the Estate's obligations to the Company.

     On March 30, 2001, the Estate entered into a First Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This amendment, among other things, provides for an extension of the first principal payment date from April 1, 2001 to April 1, 2002, and provides for the addition of certain real estate owned by the Estate as additional security for the loan. Pursuant to this amendment, the principal amount of the loan will be repaid in 16 consecutive quarterly installments beginning April 1, 2002, rather than 20 installments beginning April 1, 2000 as previously provided.

     On July 6, 2001, the Estate entered into a Second Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This amendment, among other things, provides for the release of certain real estate interests owned by the Estate and held by the Banks as security for the Notes. Subsequent to this Amendment, on July 30, 2001, the Estate requested and received a waiver from the Banks allowing the Estate to distribute the Estate's real estate interests to the beneficiaries of the Estate, which distribution was made on July 30, 2001.


     On May 13 2002, the Estate entered into a Third Amendment to the Credit Agreement and Term Notes between the Estate and the Banks. This Amendment, among other things, provides for the release of 400,000 shares of Sanderson Farms, Inc. as security for the Notes, waives certain financial covenants to allow the distribution of such stock to the primary beneficiaries of the Estate under the will of Joe Frank Sanderson, deceased, removes the requirement that the Estate provide annual audited financial statements to the Banks, and waives the past failure to provide audited financial statements to the Banks.

     Description of the contents of any document referred to in this Schedule 13D and filed as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or is incorporated by reference as an exhibit.

ITEM 7.  Material to be Filed as Exhibits.


EXHIBIT 1 Loan Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 1 to Schedule 13D filed by William R. Sanderson on December 16, 1999).

EXHIBIT 2 Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased (incorporated by reference to Exhibit 2 to Schedule 13D filed by William R. Sanderson on December 16, 1999).

EXHIBIT 3 Credit Agreement dated as of March 21, 2000 among Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings Bank and the lenders from time to time party thereto(incorporated by reference to Exhibit 1 to Amendment 1 to schedule 13 D filed by William R. Sanderson on March 1, 2000).

EXHIBIT 4 Pledge Agreement dated as of March 21, 2000 by and between Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased, and Harris Trust and Savings
            Bank, acting as agent thereunder for the lenders identified therein(incorporated by reference to Exhibit 2 to Amendment 1 to schedule 13 D filed by William R. Sanderson on March 1, 2000).


EXHIBIT 5   First  Amendment  to Credit  Agreement  and Term Notes  dated
            March 30,  2001 among Joe Frank  Sanderson,  Jr. and  William
            Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 5 to Amendment 2 to Schedule 13-D filed by the Estate of Joe Frank Sanderson for March 30, 2001 with respect to Sanderson Farms, Inc.).

EXHIBIT 6   Second  Amendment to Credit  Agreement and Term Notes dated
            July 6, 2001 among Joe Frank Sanderson,   Jr.  and  William  Ramon
            Sanderson,   not   individually  but  solely  as co-executors  of
            the  Estate of Joe Frank  Sanderson,  deceased,  and  Harris
            Trust and Savings Bank and SunTrust Bank (incorporated by reference to Exhibit 6 to amendment 3 to schedule 13-D filed by the Estate of Joe Frank Sanderson for July 6, 2001 with respect to Sanderson Farms, etc.).

EXHIBIT 7 Stock Purchase Agreement dated January 3, 2002 between Sanderson Farms, Inc. and Joe F. Sanderson, Jr. and William R. Sanderson, as Co-Executors of the Estate of Joe Frank Sanderson and not in their individual capacities (incorporated by reference to Exhibit
            7 to Amendment 4 to Schedule 13-d filed by the Estate of Joe Frank Sanderson for January 3, 2002 with respect to Sanderson Farms, Inc.

EXHIBIT 8 Third Amendment to Credit Agreement and Term Notes dated May 10, 2002 among Joe Frank Sanderson, Jr. and William R. Sanderson, not individually but solely as co-executors of the Estate of Joe Frank Sanderson, deceased, and Harris Trust and Savings Bank and SunTrust Bank. (incorporated by reference to Exhibit 8 to Amendment No. 5 to Schedule 13D filed by the Estate of Joe Frank Sanderson on May 13, 2002).

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/William R. Sanderson
                                        ------------------------------------
                                        William R. Sanderson


                                        Dated: May 13, 2002